UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

(Exact name of registrant as specified in its corporate charter)

Nevada	0-31757	980233452
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8050 North University Drive, Suite 202
Tamarac, Florida 33160

(Address of principal executive offices)

(Issuer’s Telephone Number)

ATOMIC GUPPY, INC.
8050 North University Drive, Suite 202
Tamarac, Florida 33160

______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

July 13, 2009

_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about July 13, 2009 to holders of record on June 30, 2009 of shares of common stock, par value $0.00l per share (“Common Stock”), of Atomic Guppy, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.  This Information Statement is being delivered in connection with the appointment by the existing directors of a new member of the Board of Directors of the Company (the “Board”) followed by the resignation of the existing director pursuant to the terms of the transactions (“Transactions”) described below.  The appointment will become effective upon the closing of the transactions described below, but not sooner than July 24, 2009, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the exchange (the “Exchange”) of 100% of the outstanding shares of WQN, Inc., a Texas corporation (“WQN”), for 150,000,000 shares of Common Stock and result in a change of control of the Company.

As of June 30, 2009, the Company had 1,971,879 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of Transactions that will be consummated at a closing on or after July 24, 2009 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and director of the Company before and after the Closing Date of the Transactions.  Additional information about the Transactions is set forth in the Company’s Current Report on Form 8-K, filed with the SEC on January 15, 2009.  Additional information about the Company and the Transactions will be contained in the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) after the Closing Date of the Transactions.  The Forms 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549.  Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC’s website at http://www.sec.gov.

THE TRANSACTIONS

On January 13, 2009, the Company and WQN executed a Share Exchange Agreement, pursuant to which the Exchange shall be effected and eTel Tec, Inc. and Steven Ivester, as the sole shareholders of WQN will be entitled to receive a total of 150,000,000 shares of Common Stock.

As a result of the Exchange, the shareholders of WQN will own approximately 93% of the then outstanding Common Stock of the Company.

Upon the completion of the Exchange, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing director, J. Dean Burden, will appoint one new member to the Board and then will resign as director, effective immediately.  The new director of the Company will be Stuart Ehlrich.

All current officers of the Company will resign upon completion of the Exchange, and the new Board will appoint new officers of the Company.  In connection with the change of control, new management has signified its intention to cause the Company to enter into the business of providing prepaid and postpaid enhanced telecommunications services with an emphasis on transporting calls that originate from the United States and Canada and terminate to specific regions of the world.  Following the Closing, the Company will take all corporate actions and make all regulatory filings to change its name to “QUAMTEL, INC.”

GENERAL

Since 2007, the Company has been a “shell company” as that term is defined under Federal securities laws. The Company’s purpose has been to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. Its purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages the Company may offer.  In late 2008, the Company was introduced to WQN by Brian Fowler of the Egan Companies and decided that WQN provided a good opportunity for the Company and its stockholders to participate in the growing market for telecommunications services.  On January 13, 2009, following a period of negotiations, the Company entered into a Share Exchange Agreement with WQN.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.

Director Name of Person	Age	Position and Office Held with the Company	Since
J. Dean Burden	57	President and Director, Chief Executive Officer	2003

Business Experience

J. Dean Burden is serving as an officer and director of the Company in the capacity of President, CEO and Director since December 2007. He previously held those positions from November 2003 until March 2007.  From 1979-1982 Mr. Burden served as executive vice president and director of Tri-Star Oil and Gas Inc., a Denver based corporation engaged in the development of shallow offset production, primarily in Oklahoma and Kansas. In this capacity Mr. Burden was responsible for lease acquisition and oilfield equipment rental. During this time Mr. Burden also served as an officer and director of Western National

Rig and Supply Company, based in Oklahoma City, Oklahoma. Western National was a company who contracted drilling shallow wells in Stephans County Oklahoma and surrounding areas.

From 1983-1987 he served as founder and president of Dean Resources, a Colorado corporation engaged in the business of oil and gas lease development. Primary lease, property acquisitions and operations of the company were in Kansas, Oklahoma, Colorado, Texas and Wyoming.

In 1988 to 1993 Mr. Burden has been closely associated with the mortgage lending business and real estate business. During this time he founded Centennial Banc Share Corp., a Colorado corporation engaged in all phases of mortgage lending. The company maintained a $5,000,000 warehouse line of credit and funded its own loans. The company was F.H.A. approved and funded all types of loans ranging from prime “A” rated paper to sub-prime B and C grade notes. The Company was an approved lender with dozens of banks such as Country Wide, Flag Star Bank, Fleet Mortgage, Carl I. Brown among others.

Mr. Burden sold his interest in Centennial Banc Share Corp. in 2000. Since that time he has been involved in community projects, fund raising and selected investment opportunities in real estate and non-real estate. Mr. Burden has been a previous director of the Southeast Denver-Douglas County Economic Council, and the American Mortgage Lenders Association.

General

Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.  Mr. Burden devotes approximately 50% of his time to our business and affairs.

NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the Transactions, the following persons will be the directors and officers of the Company:

Names:	Ages	Titles:
Stuart Ehlrich	37	President, Chief Executive Officer and director
Marcin Pycko	30	Chief Technical Officer
Robert Staats	55	Chief Financial Officer

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.  The Board of Directors will seek other qualified individuals to serve on the Board and to form committees to do the Board’s work.

Currently, our directors are not compensated for their services, although their expenses in attending meetings are reimbursed. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

Stuart Ehlrich, age 37, will join the Company as of the closing of the Exchange as its President, Chief Executive Officer and as a director. Since August 2005, he has been the president of CandoCorp., a private consulting firm focused on the telecommunications, finance, technology and entertainment industries.  From 2006 to 2007, he was a director of BioBalance, a publicly traded biotechnology company. For five years prior to August 2005, Mr. Ehlrich was executive vice president of Datawind, a

Canadian corporation that produced a hardware and software product for the wireless telephone industry. He is a licensed attorney in Massachusettes.

Robert V. Staats, age 55, joined WQN as its part-time Chief Financial Officer in December 2008.  Mr. Staats brings 30 years of financial management experience to the Company including, during the past ten years, CFO, Controller, or Finance Director responsibilities at four start-up telecommunications companies (excluding the Company).  Before that at PacifiCorp (then a $3.4 billion company), he was Director of Financial Reporting and Accounting, responsible for consolidated financial statements and SEC reporting.  Mr. Staats also has five years experience with KPMG Peat Marwick and is a certified public accountant.

Marcin Pycko , age 30, will become Chief Technical Officer upon the closing of the Exchange.  From 2004 until the present, he has been CEO of PhonicEQ, Inc., a manufacturer of telecommunications hardware.  Also from 2004 to 2007, he consulted with Voiceglo, a unit of The Gloce.com, Inc., developing peer-to-peer telecommunications via the Internet. Prior to 2004, he worked at Digium, Inc and Nasza telecom, S.A., one of the first free-enterprise telecom operators in Warsaw, Poland.

CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board performs these functions.  Because the Company has only two directors who own over a majority of the voting securities of the Company and the Company has had no significant operations since 2007, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations.  The Board has not established an audit committee for similar reasons and, because the Company pays no compensation, the Company does not have a compensation committee. Immediately following completion of the Transactions, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2008, the Board of Directors held no meeting and took no corporate actions by unanimous written consent.

EXECUTIVE COMPENSATION

The Company has paid no compensation to its officers and directors during the past three fiscal years.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2008, all Section 16(a) filing requirements applicable to its insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Common Stock after giving effect to the Transactions (1) by each person who is known by us to beneficially own more than 5% of Common Stock, (2) by each of the officers and directors; and (3) by all of the officers and directors as a group.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is WQN, Inc., 14911 Quorum Drive, Suite 140, Dallas, Texas 75254.

NAME OF OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF COMMON STOCK (2)

eTel Tec, Inc.	Common Stock	142,500,000	88.0%
Gladys Perez (3)		142,500,000	88.0%
Steven Ivester		7,500,000	4.6%
Atlantic Lynx Corp.		10,000,000	6.2%
J. Dean Burden		1,042,369	*
Robert Staats		0	0
Stuart Ehlrich		0	0
Marcin Pycko		0	0

———————

* Less than 1%.

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of May 14, 2008 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)

Percentage based upon 161,971,879 shares of common stock to be outstanding as of  the Closing.

(3)

Gladys Perez owns 100% of eTel Tec, Inc.

Code of Ethics

The Company has not yet adopted a comprehensive written code of ethics. It is generally the Company’s policy that its operations are to be conducted in compliance with the law and with the highest ethical standards. This policy applies to all employees and others working on behalf of WQN wherever located.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation paid to WQN’s Chief Executive Officer and the other executive officers at the end of the last completed fiscal year. We refer to all of these officers collectively as our “named executive officers.”

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Steven Ivester, CEO and President until June 2009	2008	$282,000	N/A	N/A	N/A	N/A	N/A	$1,809	$283,809

Robert Staats, Chief Financial Officer	2008	$ 2,000	N/A	N/A	N/A	N/A	N/A	N/A	$ 2,000

Outstanding Equity Awards at Fiscal Year-End Table.

None.

Employment Agreements with Executive Officers

The Company intends to enter into an employment agreement with Stuart Ehrlich at or following the closing.  Terms of such an agreement have not yet been set.

Director Compensation

Our directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Directors do not receive compensation for their services.

Stock Option Plans

None.

By Order of the Board of Directors

/s/J. Dean Burden
J. Dean Burden